

ACTIVE DEFENDER
SCHOOL
SAFETY
PLATFORM
FOR EMERGENCY RESPONSE
CHAT
MAP
INCIDENT
I AM OKAY
NEED HELP
LOCKDOWN! If you have to move, move away from the threat.
Alerts





ACTIVE DEFENDER

School Safety App for Emergency Response

active-defender.com Carthage, NC Technology SaaS Mobile Apps Childcare





Highlights

1. Ensure every teacher, student and administrator has tools to handle an emergency safely.

2. Reduce risk by enabling swift coordination between staff, students and responders in any situation.

3. Active Defender has already been adopted in 154 school systems across 21 states.

| 4 | Cutting edge tech: 2 patents filed and pending for our proprietary in-app safety system |

| 5 | Named the "World's Most Advanced School Safety App" by the National School Threat Assessment Org. |

| 6 | Q1 23 revenue to date up 330% compared to Q1 22. Revenue increased 55% from 2021 to 2022. |

| 7 | Team of experts with extensive backgrounds in tech, education, security, & government. |

Featured Investor

 **Jeff Bunder**

Invested $150,000 ⓘ

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"Active defender is a mission driven company with an excellent SAAS application, supported by proven software technology. The product enhances the safety of students, administrators, teachers, and staff, addressing a critical need through the provision of a comprehensive safety solution. The Company is currently profitable, and well positioned for rapid growth with an accomplished team in place. The team is committed to deploying the robust Active Defender school safety App to the large U.S. K-12 school market. The Company is also currently exploring additional use cases in adjacent markets."

Our Team

 **Jim Boyte** Founder

Jim Boyte brings over a decade of security experience from his time as an R&D engineer for the US Army. He's an experienced founder, having successfully sold his previous company before starting Active Defender.



Dr. Seth Powers Board Advisor

Dr. Seth Powers has 30+ years of K-12 public school experience as a teacher, principal, and district administrator. He continues to serve as an executive officer for Academics & Student Support Services with Moore County Schools.



Clif Talley COO

Clif Talley has 20+ years of active duty military service in Special Operations. He also has extensive experience in building and leading elite teams and led a research and development department with a $40M+ portfolio.



Dr. Joe Haas Board Chairman

With a career in Christian school education and administration spanning since 1975, Dr. Haas adds a deep understanding of the educational landscape to the board.



Jon Purgason CTO

Jon Purgason has over 30 years of diverse software and consulting experience. XVIII Airborne Corps Games for Training Development Team Lead, VBS3 VBS4 SME.



Chris Maxwell Board Member

Chris's extensive experience leading significant military projects and his skills in business development strengthens our strategic approach. His history of presenting to Pentagon officials provides an exceptional level of strategic acuity.



Jeffrey Bunder Lead Investor and Board Member

With over 34 years of private equity experience, Jeffrey Bunder is pivotal in guiding our growth strategies. Bunder is a current partner and CFO at Edgelight Capital and previously held leadership roles at Lindsay Goldberg and Ernst and Young.

Active Defender - School Safety App For Emergency Response

Our Story:

The idea for Active Defender came out of our own team's experience in managing emergencies of various situations- whether it was a lost student on a field trip, a medical emergency, or a military operation. The common threads between all of these responses were 1) the need for effective communication, and 2) the need for information. Access to these two things would determine how swiftly and effectively the emergency was handled and safety restored.

This got us thinking:



What could we build that would enable access to these two crucial resources for better emergency response where it mattered the most; our kids' schools?

Our Mission:

Our mission is to equip every school with Active Defender; ensuring swift, decisive actions during crises. By bridging the communication gap and providing complete transparency, we empower staff and first responders with the right tools for effective response.

 **The challenge:** **Keeping students safe in school**

Most schools today have plenty of security systems in place; alarms, cameras, even uniformed security officers. *But these measures do not address the need for communication and information when a threat is present.*

Studies have shown that even when an alarm sounds, 94% of school and staff don't know where the specific threat is located. Worse still, 17% find themselves in insecure locations.

Our Product:

Active Defender is a multi-use app and web platform that gives teachers the power to access information, communicate with each other and receive personalized guidance through their mobile smartphone.

The integrated app features:

 **Custom Geo-Referenced Campus Maps**

 **Rapid Communication**

 **Shared Community Awareness**

 **Monitor Multiple Campuses**

 **Camera Alert Integration**

 **Instant Individual Status Reporting**

How It Works:

Know What's Happening


Injury


Ignition


Disaster


Hazard

Active Defender displays multiple crisis icons, ranging from a fire in the science lab to a disturbance in the parking lot. Selecting one informs the staff on the network of what the crisis is.



The app also has a camera feature that staff can use to communicate and record; helping administrators and first responders isolate a crisis quickly.

Know Where It's Happening

Active Defender displays an interactive map of your campus and can

accommodate multi-level floor plans. This feature allows staff to quickly and accurately report the location of a crisis.

The Most Advanced School Safety App Available


CHAT
MAP
INCIDENTS
I AM OKAY
NEED HELP
LOCKDOWN! If you have to move, move away from the threat.
Alerts
JimB

We only make good decisions based on what we know and where we are.

Communicate With Staff

During a crisis, anyone can report and update their current status. Active Defender has an in-app chat feature to enable further communication.



Communicate with Staff

During a crisis, anyone can report and update their current status. Active Defender has an in-app chat feature to enable further communication.

Alert First Responders

When a crisis is reported, Active Defender can instantly alert local police, firefighters or emergency services, thereby reducing response time.

Alert First Responders

When a crisis is reported, Active Defender can instantly alert local police, firefighters or emergency services, thereby reducing response time.



reducing response time.



Active Defender is a cutting-edge safety app built just for schools. With this technology, staff, administrators, and first responders will know what's going on and where as soon as it happens.

Patent Protection:

On December 3rd, 2022, Active Defender filed a provisional patent for a system that transforms any smartphone into an instant security-connected panic button through a unique QR code and app without the need for a physical interface.

Then, on December 18th, 2022, we filed a provisional patent application that allows for location data embedding within a QR code, enhancing alert capabilities.

These patent-protected innovations cement our position as leaders in advancing accessible, precise, and responsive personal safety technology in schools and other public establishments.

Looking forward, Active Defender continues to strive for innovative solutions to enhance personal security. With your investment, we plan to file additional patents, including a reporting system designed to account for individuals, particularly children, in emergency situations.

Our Competitive Space:

There are a number of applications geared towards safety response in schools. However, none of the current applications in the market have the same breadth of features and useability that Active Defender has.

Active Defender has the most updated, dynamic and advanced real time

mapping and reporting system in the space.

How We Stack Up Against The Competition

	ACTIVE DEFENDER	BE SAFE	CENTEGIX	RAPTOR	RAVE
Panic buttons	✓	✓	✓	✓	✓
Emergency Reporting	✓	✓	✓	✓	✓
Reporting at Distance	✓	✗	✗	✗	✗
Multistory Building	✓	✗	✓	✗	✗
Real-time Updated Map	✓	✗	✗	✗	✗

Our Proven Business Model Includes Multiple Revenue Streams:

Active Defender has several robust streams of revenue. We are in 154 school systems across 21 states and we are already generating revenue.

Subscriptions

Educational institutions pay monthly or annual subscription fees for our software. This forms the backbone of our revenue generation.

Initial setup and training

We charge a one-time fee for setting up the system

and training staff members to use Active Defender effectively. This is a crucial source of revenue as every new customer requires setup and training.

 **Optional services**

For institutions that desire an even higher level of preparedness, we offer premium services like on-site campus assessments and emergency simulations. These are high-value offerings that considerably bolster our revenue.

 **Custom solutions**

For larger and complex institutions like universities, we provide custom solutions. This allows us to cater to a wide spectrum of needs and ensures no revenue opportunity is left untapped.

Our Team:

The experienced leadership team at Active Defender comes from extensive backgrounds in education, military, software and emergency response. All of us are committed to making schools safer through innovative technology.

FOUNDER	COO	CTO
		
JIM BOYTE	CLIF TALLEY	JON DURGASON

BOYTE
US ARMY R&D ENGINEER
TALLEY
MILITARY SPECIAL OPERATIONS & LEADERSHIP
PURGASON
TESTING & DEVELOPMENT

With key team members hailing from military and security backgrounds, Active Defender is exceptionally positioned to become a market leader.

Our Board:

Active Defender's formidable Advisory Board consists of seasoned professionals in education, technology, investment and emergency response. As we move forward, we continue to leverage our board's strategic expertise to ensure our product serves as a dependable safety solution for schools.

BOARD CHAIRMAN
DR. JOE HAAS
CHRISTIAN SCHOOL EDUCATION & ADMINISTRATION
BOARD ADVISOR
CHRIS MAXWELL
TRAINING DEVELOPMENT
BOARD ADVISOR
DR. SETH POWERS
MARKETING, CONFERENCE STRATEGY & DEVELOPMENT
BOARD ADVISOR
DEBBIE WARREN
LEAD INVESTOR
BOARD MEMBER
JEFFREY BUNDER











PRINCIPAL & SPECIAL EDUCATION SPECIALIST

PIVATE EQUITY PARTNER & CFO

The Enormous Market Opportunity:

Active Defender is positioned to fill a crucial gap in the EdTech sector for school safety solutions. Our Total Addressable Market (TAM) of over 125,000 schools in the USA is worth $373 million.

The Active Defender offering presents a unique opportunity for investors to contribute to a safer future for our children while reaping substantial financial returns.





How big is the USA EdTech Market?
$373M
TAM USA EdTech
125k+ schools
$74.6M
SAM (20% USA)
25k+ schools
$18.7M
SOM (5% USA)
6k+ schools
CHAT
MAP
INCIDENT
I AM OKAY
NEED HELP
LOCKDOWN! If you have to move, move away from the threat.
Alerts

Future Expansion:

Active Defender is not only a solution for schools. With the help of your investment, we can continue to grow in the USA EdTech sector, and

investment, we can continue to grow in the USA EdTech sector, and support the expansion into related industries that have expressed interest such as hospitals, hospitality and international education.

$4.6B annual revenue is accessible with expansion into other verticals and international EdTech.

Traction:

Unlike other crowdfunding campaigns with early or unproven technology, Active Defender has significant traction. Your investment will enable us to keep our exponential growth on track to scale.

2019	2020	2021	2022	2023
First MVP	Paying Accounts	Cash Flow Positive	Grew Revenue	Q1 is 330% Increase over 2022 Q1

2022 $122K
2021 $79K

In use by 154 school systems spanning 21 states, Active Defender is not just a good idea, but a reliable and profitable venture.

We've created a product that schools want, a business model that works, and a financial structure that delivers.





Use of Your Investment:

Active Defender has been bootstrapped since 2019, with $80k raised from friends and family. With our Q1 of 2023 revenue increasing 330% from 2022, we are growing fast and require additional capital to continue scaling.

The $1.2m we raise will give us a much needed 24 month runway so that we can focus on:

1. Expanding Sales & GTM team

2. Technology improvements and development

3. Patents, legal and company admin

Your investment will enable us to **scale from 154 to 1500 schools and reach a projected ARR (Annual Recurring Revenue) of $4.2m by 2025.**

Our Path to Your Return on Your Investment

Our mission is to provide every school in the U.S. with the Active

Defender safety solution, with the goal to expand above and beyond US EdTech in the future. Our forecasts have Active Defender reaching a projected ARR of $4.2m by 2025, positioning us for either a Series A OR a merger with the likes of ADT or Secure America. Either way, we have a clear plan to maximize the return on your investment.

Active Defender's Market Expansion Plan



2023 → 2025

Series A or merger with **strategic partner** → **Grow ARR to $4.2M** → **Launch in 3 new sectors/ countries** → **Expand to 1500 schools**



25%
COMPANY DEVELOPMENT

50%
SALES TEAM EXPANSION

25%
PATENTS, LEGAL, ADMIN

YOUR INVESTMENT WILL HELP US REACH THE NEXT MILESTONE OF GROWTH.

Thank you for studying Active Defender's unique value proposition,

If you've come this far, it's likely you're seriously considering joining our mission. True, investing in an early-stage startup like Active Defender comes with its high-risk/high-reward nature. There's a chance things might not go as planned. But, in our quest for success, Active Defender aims to become a transformative force in safety and security worldwide. So, if you're ready to embrace this risk, your investment, however small, will drive Active Defender's mission to safeguard campuses and communities globally. Get ready, and let's embark on this remarkable journey together!

Active Defender is the Right Investment at the Right Time:



THE RIGHT
MISSION
KEEPING OUR SCHOOLS SAFE

THE RIGHT
INVESTMENT
TECHNOLOGY-DRIVEN
SCHOOL SAFETY SOLUTION

THE RIGHT
TIME
SCHOOLS NEED BETTER
SAFETY SOLUTIONS NOW

THE RIGHT
MARKET
EDTECH MARKET
EXPECTED TO GROW TO
$133.05 BILLION BY 2026

THE RIGHT
TEAM
EXPERTS IN EDUCATION,
EMERGENCY RESPONSE AND
TECH COMMITTED TO SUCCEED

THE RIGHT
TECHNOLOGY
PROPRIETARY TECH
UNIQUE IN THE SPACE



SAFER SCHOOLS
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